

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Maria Stahl
Chief Legal Officer
Fusion Pharmaceuticals Inc.
270 Longwood Road South
Hamilton, Ontario, Canada, L8P 0A6

      **Re: Fusion Pharmaceuticals Inc.
             Form 8-K
             Exhibit No. 10.1
             Filed November 2, 2020
             File No. 001-39344**

Dear Ms. Stahl:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance